EXHIBIT h.4(iv)

Delegation Amendment to Transfer Agency and Service Agreement

CornerCap Group of Funds (the “Fund”) and ALPS Fund Services, Inc. (the “Transfer Agent”) are parties to an agreement dated as of August 1, 2005 (the “Agreement”) under which the Transfer Agent will perform certain transfer agency and/or recordkeeping services for the Fund.  In connection with the enactment of the USA PATRIOT Act of 2001 and the regulations promulgated thereunder, (collectively, the “Patriot Act”), the Fund has requested and the Transfer Agent has agreed as follows:

WHEREAS, the Patriot Act imposes anti-money laundering requirements on financial institutions, including mutual funds;

WHEREAS, the Fund recognizes the importance of complying with the Patriot Act and the Fund has developed and implemented a written anti-money laundering program, which is designed to satisfy the requirements of the Patriot Act, (the “Fund’s Program”);

WHEREAS, the Patriot Act authorizes a mutual fund to delegate to a service provider, including its transfer agent, the implementation and operation of aspects of the fund’s anti-money laundering program; and

WHEREAS, the Fund desires to delegate to the Transfer Agent the implementation and operation of certain aspects of the Fund’s Program and the Transfer Agent desires to accept such delegation.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree to amend the Agreement, pursuant to the terms thereof, as follows:

Delegation; Duties

1.1                    Subject to the terms and conditions set forth in the Agreement, the Fund hereby delegates to the Transfer Agent those aspects of the Fund’s Program that are set forth on Exhibit A, attached hereto.  The duties set forth on Exhibit A may be amended, from time to time, by mutual agreement of the parties upon the execution by both parties of a revised Exhibit A bearing a later date than the date hereof.

1.2                     The Transfer Agent agrees to perform such delegated duties, with respect to the ownership of shares in the Fund for which the Transfer Agent maintains the applicable shareholder information, subject to and in accordance with the terms and conditions of the Agreement.  The Transfer Agent maintains an Anti-Money Laundering Program which satisfies the requirements of Title III of the Patriot Act, and complies with all applicable laws and regulations designed to guard against money laundering activities, and has provided a copy of its policies and procedures to the Fund and will provide to the Fund any material modifications to its policies and procedures promptly after their adoption.  With respect to any internal or external audits of the Transfer Agent’s Anti-Money Laundering Program, Transfer Agent agrees to provide a written summary of the most recent assessment and any recommendations to the Fund’s Compliance Officer promptly after its completion.

2.                           Consent to Examination

2.1                     In connection with the performance by the Transfer Agent of the above-delegated duties, the Transfer Agent understands and acknowledges that the Fund remains responsible for assuring compliance with the Patriot Act and that the records the Transfer Agent maintains for the Fund relating to the Fund’s Program may be subject, from time to time, to examination, inspection and/or requests for information by federal regulators in order that the regulators may evaluate such compliance.  The Transfer Agent hereby consents to such examination and/or inspection and agrees to cooperate with such federal examiners in connection with their review.  For purposes of such examination and/or inspection, the Transfer Agent will use its best efforts to make available, during normal business hours, all required records and information for review by such examiners.

3.                           Limitation on Delegation

3.1                     The Fund acknowledges and agrees that in accepting the delegation hereunder, the Transfer Agent is agreeing to perform only those aspects of the Fund’s Program that have been expressly delegated hereby and is not undertaking and shall not be responsible for any other aspect of the Fund’s Program or for the overall compliance by the Fund with the Patriot Act. Additionally, the parties acknowledge and agree that the Transfer Agent shall only be responsible for performing the delegated duties with respect to the ownership of shares in the Fund for which the Transfer Agent maintains the applicable shareholder information.

4.         Miscellaneous

4.1                     In all other regards, the terms and provisions of the Agreement shall continue to apply with full force and effect.

4.2.                  Each party represents to the other that the execution and delivery of this Amendment has been duly authorized.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed in its name and behalf by its duly authorized representative as of the date first above written.

ALPS FUND SERVICES, INC.			CORNERCAP GROUP OF FUNDS

By:	/s/ Jeremy O. May	By:	/s/ Thomas E. Quinn
Name:	Jeremy O. May		Name:	Thomas E. Quinn
Title:	Managing Director		Title:	President

Exhibit A

Delegated Duties

With respect to the ownership of shares in the Fund for which the Transfer Agent maintains the applicable shareholder information, the Transfer Agent shall:

•                  Submit all financial and non-financial transactions through the Office of Foreign Assets Control (“OFAC”) database and the Securities and Exchange Commission (“SEC”) Control Lists.

•                  Review and maintain records of wires sent to banking institutions other than those on file.

•                  Review a shareholder’s account for unusual activity with respect to purchases and redemptions by the shareholder (based on social security number within the Funds).

•                  Review accounts to identify those established by known offenders attempting fraud and once identified, freeze such accounts with assistance from he Fund’s Chief Compliance Officer.

•                  Monitor and track cash equivalents under $10,000 for a rolling twelve-month period (or as may be otherwise required by applicable law and regulation) and notify the Fund if Transfer Agent believes it would be necessary to file Form 8300 (and/or other applicable form) as necessary.

•                  Notify the Fund if Transfer Agent believes it would be necessary to file a suspicious activity report, or other similar report or notice to OFAC or other regulatory agency.

•                  Create and maintain records required pursuant to applicable law and regulation and make the same available for inspection by the Fund and the Fund’s Program auditor during regular business hours and on reasonable notice to the Transfer Agent.